信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

04 MAR 30 AM 7:21

Our Ref.: SLC-EI/FC-2004/CS-0176

18 March, 2004

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

04010947

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the Chairman's Statement and the Interim Results for the six-month period ended 31 December, 2003.

For your information, the said announcement is also accessible at our website "http://www.sino-land.com".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

dlw 3/30

Encls.

c.c. (1) The Bank of New York (Hong Kong) Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen
(2) Morningstar ADR Review Attn.: Ms. Judith Cohn

H:\Maisy\FC\Interim Results 2004\18.3.2004-Despatch\Letter to ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS

The unaudited results of the Group for the half year ended 31st December, 2003 are as follows: -

Consolidated Income Statement

	Notes	Six months ended 31.12.2003 HK$ (Unaudited)	31.12.2002 HK$ (Unaudited and as restated)
Turnover	2	3,396,393,317	2,999,098,443
Cost of sales		(1,936,007,196)	(1,792,249,990)
Direct expenses		(461,905,420)	(376,641,809)
		998,480,701	830,206,644
Other operating income		19,037,346	23,133,317
Unrealised holding gain (loss) on investments in trading securities		107,853,961	(100,959,166)
Impairment loss on investments in other securities		(11,997,295)	(161,127,507)
Administrative expenses		(173,582,017)	(171,736,571)
Profit from operations	2 & 3	939,792,696	419,516,717
Finance income		47,122,919	57,231,163
Finance costs		(110,974,884)	(215,591,437)
Net finance costs		(63,851,965)	(158,360,274)
Share of results of associates	4	(175,738,498)	(42,554,331)
Profit before taxation		700,202,233	218,602,112
Income tax expense	5	(89,674,674)	(73,064,059)
Profit before minority interests		610,527,559	145,538,053
Minority interests		(3,473,650)	2,674,699
Net profit for the period		607,053,909	148,212,752
Interim dividend at HK5 cents (2002 – HK2 cents) per share		199,098,173	77,369,560
Earnings per share	6		
Basic		15.61 cents	3.83 cents
Diluted		14.95 cents	N/A

Notes:

1. Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003, except that the Group has adopted the Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants in the current period.

The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. The SSAP12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised for all taxable *temporary differences between the carrying amounts of assets and liabilities in the* financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The new accounting policy has been applied retrospectively. This change in accounting policy has resulted in a decrease of retained profits of HK$102,765,004 at 30th June, 2003 *(at 30th June, 2002 : decrease of retained profits of HK$86,883,006)*. The net profit for the six months ended 31st December, 2003 has been increased by HK$396,496 *(six months ended 31st December, 2002 : decrease of net profit of HK$9,384,491)*. Comparative amounts have been restated accordingly.

2. Segment information

Business segments

Six months ended 31st December, 2003

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	415,246,219	-	-	-	-	-	415,246,219
Property sales	2,594,720,610	-	-	-	-	-	2,594,720,610
Hotel operations	-	-	-	129,511,422	-	-	129,511,422
Management services	32,684,285	-	-	-	173,656,186	-	206,340,471
Share investment and dealing	-	20,452,698	-	-	-	-	20,452,698
Financing	-	-	30,121,897	-	-	-	30,121,897
	3,042,651,114	20,452,698	30,121,897	129,511,422	173,656,186	-	3,396,393,317
Other operating income	10,713,401	1,738,014	1,835,603	-	4,750,328	-	19,037,346
Inter-segment sales*	-	-	-	-	12,410,949	(12,410,949)	-
Total revenue	3,053,364,515	22,190,712	31,957,500	129,511,422	190,817,463	(12,410,949)	3,415,430,663
SEGMENT RESULT	822,452,773	118,047,378	31,957,500	62,637,270	78,279,792	-	1,113,374,713
Unallocated corporate expenses							(173,582,017)
Profit from operations							939,792,696

Six months ended 31st December, 2002

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	420,122,208	-	-	-	-	-	420,122,209
Property sales	2,188,060,651	-	-	-	-	-	2,188,060,651
Hotel operations	-	-	-	115,331,296	-	-	115,331,296
Management services	30,031,827	-	-	-	162,170,583	-	192,202,410
Share investment and dealing	-	17,696,686	-	-	-	-	17,696,686
Financing	-	-	65,685,192	-	-	-	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	-	2,999,098,443
Other operating income	6,287,425	1,923,854	105,674	-	14,816,364	-	23,133,317
Inter-segment sales*	-	-	-	-	11,574,090	(11,574,090)	-
Total revenue	2,644,502,111	19,620,540	65,790,866	115,331,296	188,561,037	(11,574,090)	3,022,231,760
SEGMENT RESULT	631,870,857	(242,466,133)	65,790,866	48,303,730	87,753,968	-	591,253,288
Unallocated corporate expenses							(171,736,571)
Profit from operations							419,516,717

* Inter-segment sales were charged at cost plus margin basis as agreed between both parties.

3. Profit from operations

	Six months ended 31.12.2003 HK$	31.12.2002 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	11,994,412	11,678,185
Depreciation	8,023,390	8,157,327

4. Share of results of associates

The share of results of associates includes amortisation of associates' goodwill of HK$6,477,214 *(six months ended 31st December, 2002: HK$6,477,214 as restated)* and release of associates' negative goodwill of HK$2,564,199 *(six months ended 31st December, 2002: HK$2,564,199)*.

5. Income tax expense

	Six months ended 31.12.2003 HK$	31.12.2002 HK$ (As restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	82,057,376	60,713,560
Deferred tax	*(3,387,207)*	*1,700,584*
	78,670,169	62,414,144
Share of taxation attributable to associates		
Hong Kong Profits Tax	9,843,764	4,595,978
Deferred tax	1,160,741	6,053,937
	11,004,505	10,649,915
	89,674,674	73,064,059

Hong Kong Profits Tax is calculated at 17.5% *(16% or 17.5% for the six months ended 31st December, 2002, as appropriate)* of the estimated assessable profits for the six months ended 31st December, 2003.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31.12.2003 HK$	31.12.2002 HK$ (As restated)
Earnings for the purpose of basic earnings per share	607,053,909	148,212,752
Effect of dilutive potential ordinary shares:		
Interest and premium on convertible notes	30,279,447	30,279,447
Earnings for the purpose of diluted earnings per share	637,333,356	178,492,199
	Number of Shares	Number of Shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	3,887,691,551	3,869,689,847
Effect of dilutive potential ordinary shares:		
Convertible notes	375,000,000	375,000,000
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,262,691,551	4,244,689,847

No diluted earnings per share has been presented for the six months ended 31st December, 2002 as the effect of the assumed conversion of the Group's outstanding convertible notes would result in an increase in earnings per share.

CLOSURE OF REGISTER

The Register of Members will be closed from 14th April, 2004 to 19th April, 2004, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 19th April, 2004.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on 13th April, 2004.

2003-2004 INTERIM REPORT

The 2003-2004 interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 30th March, 2004.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 17th March, 2004

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2003 was HK$3,396 million and HK$607 million respectively. Earnings per share for the period was 15.61 cents.

The Directors have declared an interim dividend of 5 cents per share payable on 18th May, 2004 to those shareholders whose names appear on the Register of Members of the Company on 19th April, 2004.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 20th April, 2004. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 18th May, 2004.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) Land Bank

As at 31st December, 2003, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consisted of a total gross floor area of approximately 17.7 million square feet comprising a balanced portfolio of properties of 40% residential; 34% commercial; 14% industrial; 9% car parks and 3% hotels. The Group continues to replenish its land bank with quality sites to maximize its earnings potential.

(2) Project Completion & Development Activities

During the interim period ended 31st December, 2003, the Group completed the following developments with a total attributable gross floor area of approximately 1.6 million square feet: -

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. Ocean View, 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465
2. Imperial Villas Phase I & II, 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential	100%	180,403
3. The Cliveden, 98 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,538
4. Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
5. Raffles City Shanghai, Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
			1,575,298

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 0.7 million square feet in the second half of financial year 2003/2004:

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. Parc Palais, 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
2. The Cairnhill, Route Twisk, Area 40 Tsuen Wan, New Territories	Residential	25%	206,909
3. Embassy Lodge, 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
			645,002

(3) Sales Activities

Sales revenue for the interim period was mainly derived from the sale of residential units in newly completed projects, namely Ocean View in Ma On Shan, Imperial Villas Phase I and II in Yuen Long and The Cliveden in Tsuen Wan. The sales of these projects were conducted in 2002 and 2003, and substantial numbers of units were sold during this period whereas the occupation permits of the projects were received during the interim period of the financial year 2003/2004. As at 31st December, 2003, over 97% of these units had been sold. This represents approximately 72% of the total production of flats on an attributable basis to be completed in the financial year 2003/2004.

Underpinned by the economic recovery and improved market sentiment, the interim period recorded robust improvement in property sales. Property prices in the primary market have recorded double-digit growth. Parc Palais, in which Sino Land has a 30% interest, will benefit from the strong pick-up in the property market. The Cairnhill, which Sino Land is jointly developing with Cheung Kong and K. Wah, has also seen solid growth both in take-up and prices in the past few months. The second phase of the project was launched in January and all of the units have now been sold. The sale of Anglers' Bay in Sham Tseng has also been progressing well with approximately 81% of the units already sold by end of February 2004.

The Group launched two residential projects for pre-sale during the interim period. Oceania Heights in Tuen Mun was marketed in July 2003 whereas a selected number of units in Residence Oasis over the MTR Hang Hau Station in Tseung Kwan O were rolled out to market in November 2003. Both projects were well received by home purchasers. The projects are *scheduled for completion in the financial year 2004/2005. Management shall* continue to review, monitor and control our marketing strategy in the light of prevailing market conditions so as to optimise our earnings.

(4) Rental Activities

As at 31st December, 2003, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties, an increase from 8.6 million square feet as at 30th June, 2003. The increase of 0.6 million square feet was mainly attributable to the completion of Skyline Tower in Kowloon Bay and Raffles City Shanghai during the interim period. The leasing of the two new properties has been progressing well. The portfolio of completed investment properties comprises diversified properties: 50% commercial; 24% industrial; 17% car parks; 7% hotels and 2% residential.

During the interim period, the Group achieved high occupancy rates in all categories of its completed investment properties. With the resurgence of economic activities and the liberalisation of the "individual visit scheme" for Mainland Chinese Travellers, *the demand for retail space has been* strong, thereby pushing up retail rental income. The Group continues to carry out effective promotional activities in its shopping malls to increase both traffic flow and enhance customer loyalty, thereby creating more business opportunities for our tenants, enhancing both asset and shareholder value.

In order to capture the expanded customer base brought about by the "individual visit scheme" and to enhance the shopping experience of domestic customers, the Group undertook a major renovation programme for the shopping mall in China Hong Kong City in mid-2003. Phase One renovation was completed in November 2003. The new design provides a new and refreshing outlook to the mall. The colour scheme and the layout of the shops have been redesigned to attract more prominent tenants, thus providing a better tenant mix. A new food court named "Gourmet Express" is located on the second floor of the shopping mall, and offers a variety of cuisines to discerning customers. The renovation has helped *increase traffic* flow and strengthened both the occupancy level and rental income. In addition, the office and industrial sectors have benefited from The Closer Economic Partnership Arrangement ("CEPA") with occupancies remaining high and rentals firming up.

The gross rental revenue of the Group, including the attributable share of its associates, has been maintained at HK$565 million with satisfactory overall occupancy. The highly diversified nature of the Group's rental properties with significant portion attributable to retail, the favourable location of its premises, effective strategic and thematic marketing and better customer service all continue to prove to be significant contributing factors in ensuring solid recurrent earnings.

(5) Finance

As at 31st December, 2003, the Group's gearing ratio, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity, was decreased to approximately 28.5% as compared to approximately 36.8% as at 30th June, 2003 mainly due to cash inflows from sales of completed and new projects. Of the total borrowings, approximately 24% was repayable within one year, 23% repayable between one and two years and 53% repayable between two and five years. The Group, including the attributable shares of its associates, held cash resources of approximately HK$11,519 million, comprising cash on hand of approximately HK$3,077 million together with committed undrawn facilities of approximately HK$8,442 million. The total asset value of the Group amounted to HK$39,764 million. The unaudited shareholders' funds and net asset value per share of the Group amounted to HK$25 billion and HK$6.45 respectively.

With the recent improvement in economic conditions and in the stock market in Hong Kong, the share price of the Company has been consistently well above the exercise price of HK$4 per share for the conversion of the Convertible Notes arranged in May 2002. As at 29th February, 2004, a total of approximately HK$349 million Convertible Notes were converted into shares. As a result, the number of our fully paid issued shares has increased by 87,355,000 to a total of 3,990,338,467.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2003. Foreign exchange exposure is kept at a minimal level. The majority of the Group's borrowings are subject to floating interest rates except for the Convertible Notes due 2007.

As at 31st December, 2003, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2003.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 31st December, 2003, the Group had approximately 7.9 million attributable square feet of land bank currently being developed, about 84% of which is allocated for residential projects due for completion within the next three years.

The Group affirms its commitment to building premium properties, incorporating wherever possible environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality of housing and service resulting in improved life style for its customers. Management continues to conduct regular reviews on its properties for improvement to achieve the highest standards.

Other than the matters above mentioned, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2003.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development. During the interim period, the Group organized fund-raising activities for Hong Kong Red Cross, Hong Kong Community Chest and other charitable organisations.

We are very pleased to announce that the Group and its wholly-owned property management arm, Sino Estates Management Limited ("SEML"), were awarded "Caring Company 2003-2004" by The Hong Kong Council of Social Service. *SEML was also awarded the "Top 10 High Service* Hour Award (Private Organisation)" by the Social Welfare Department in recognition of its contributions to society. SEML actively organised and participated in a number of charitable activities through its "Sino Volunteer Team" which was set up in 2002. The Team has organised donation campaigns in the properties that SEML manages for Hong Kong Community Chest and Hong Kong Council of Early Childhood Education & Services. Members of the Team have reached out and visited over 400 elderly people living in Caritas Hong Kong – Services for Elderly. SEML has also carried out "Old Books Recycling Programmes" in over 40 estates for World Vision and "Old Clothes Recycling Programme" for Salvation Army and Friends of the Earth.

SEML has received a number of awards which confirm its efforts and commitments to environmental protection and quality management. Following the award of the "Fresh Water Plumbing Quality Maintenance Recognition Scheme Certificate" *for 4 properties it manages from Water* Supplies Department last year, SEML was presented with the same Certificate for 36 more properties to acknowledge its sterling work during the interim period. It has also won the champion, 1st runner-up, 2nd runner-up and a Merit Prize in the "Kwun Tong Cleaning Competition - Private Building (Industrial)" for Futura Plaza, Westin Centre, Remington Centre and Seaview Centre respectively. In addition, Villa de Cascade which SEML serves as property manager was awarded a Merit Prize in the "Quality Estate Management Competition for Shatin District" by the Shatin District Council.

EMPLOYEE PROGRAMMES

During the interim period, the Group held various internal and external training programmes for its employees. These programmes for the Group's employees are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular front-line positions, must uphold meticulous customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on quality customer service practices. Over 1,500 staff underwent training during the interim period with positive and encouraging feedback from both participants and customers.

Furthermore, the Group places significant emphasis on team-work. Strong team-work is an important element for enhancing efficiency and effectiveness of human resources, internal procedures and systems. It directs individual achievement towards the Group's objectives, which results in better quality of products and services. During the interim period, a number of workshops and seminars on team-building and leadership were organised to promote the spirit and skills of team-work.

PROSPECTS

During the interim period, the Hong Kong economy has experienced a strong growth with rising GDP, reducing unemployment rate and substantial improvement in visitor arrivals benefiting the retail and hospitality industries. Against this backdrop, market sentiment has also improved significantly. *The continuation of HKSAR Government's stance on housing policies on supply of land by coordinating with the two railway corporations, the deferring* of Building Covenant Periods and amendments of Tenancy Control to cater for the needs of both landlord and tenants announced in October 2003 have further strengthened confidence in the property market. The combination of a low interest rate environment and that banks continue to offer favourable mortgage terms have led to an increase in the volume of property transactions and that property prices in both the luxury and mass residential sectors have experienced a double-digit growth.

The relaxation of travel restrictions by the PRC Government in order to allow mainlanders to visit Hong Kong has had a positive effect on the economy of Hong Kong in general with industries such as tourism, hotels, food and beverage, transportation and retail businesses being the major beneficiaries of such change. Furthermore, with Hong Kong now able to accept RMB credit cards, the retail industry is set for favourable growth.

In the medium to long term, the continuing economic development of the Mainland will enhance trade and traffic flow between the Asia Pacific Region and Hong Kong, further strengthening our city's economic recovery. The Closer Economic Partnership Arrangement signed in June 2003 whereby zero import tariff preference is applied to a selected range of exports from Hong Kong provides an impetus towards Hong Kong businesses in that it creates a higher level of access to the Mainland market. This engenders even more economic activities between the territories resulting in mutual gains.

The Group shall continue to selectively replenish its land bank to optimise earnings. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 17th March, 2004